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                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                 -------------------

                                      FORM 8-A

                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                      PURSUANT TO SECTION 12(b) OR (g) OF THE
                          SECURITIES EXCHANGE ACT OF 1934


                             INFORMATION ADVANTAGE, INC.
                (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                                         41-1718445
    (State of Incorporation                               (IRS Employer
       or Organization)                                 Identification No.)



                       7905 GOLDEN TRIANGLE DRIVE, SUITE 190
                         EDEN PRAIRIE, MINNESOTA 55344-7227
            (Address of Principal Executive Offices, including Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class                  Name of each exchange on which
      to be so registered                  each class is to be registered
      -------------------                  ------------------------------

             NONE                                       NONE



          Securities to be registered pursuant to Section 12(g) of the Act:

                           PREFERRED STOCK PURCHASE RIGHTS


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ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

GENERAL

     On February 25, 1999, the Board of Directors of Information Advantage, Inc. (the "Company") declared a dividend of one right (a "Right") to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), for each outstanding share of the Company's common stock, par value $0.01 per share (the "Common Shares"). The dividend is to be paid on March 15, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. As described in that certain Rights Agreement dated March 1, 1999 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, National Association, as rights agent (the "Rights Agent"), each Right will entitle the registered holder to purchase from the Company, after issuance of certificates for the Rights ("Right Certificates") by the Rights Agent upon receipt of written notice from the Company of the Distribution Date (as defined below), one one-hundredth of a Preferred Share at an exercise price of $60.00 (the "Purchase Price"), subject to adjustment.

     The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 4.1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

     Right Certificates will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares until the Rights Agent issues Right Certificates upon written notice from the Company of the Distribution Date. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the issuance by the Rights Agent of Right Certificates (or the earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding on the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

     The Rights will separate from the Common Shares, Right Certificates will be issued and the Rights will become exercisable following the Rights Agent's receipt of written notice from the Company of the Distribution Date. The "Distribution Date" shall be the earlier of (i) the tenth business day (or such later date as may be determined by action of the Board of Directors) after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Common Shares, or


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(ii) the tenth business day (or such later date as may be determined by action of the Board of Directors) after the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by an Acquiring Person of 20% or more of the Common Shares then outstanding. Any person who was a holder of 10% or more of the Company's Common Shares as of December 31, 1998 will not be deemed to be an Acquiring Person unless such person or group acquires an additional 10% of the Company's Common Shares, resulting in beneficial ownership of 20% or more of the Common Shares then outstanding.

ISSUANCE OF RIGHT CERTIFICATES; EXPIRATION OF RIGHTS

     As soon as practicable after receipt by the Rights Agent of written notice of the Distribution Date from the Company, separate Right Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights from and after the issuance of the Right Certificates. All Common Shares issued prior to the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) the close of business on March 15, 2009 (the "Final Expiration Date"), (ii) the redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Company-Approved Transaction (as defined below).

INITIAL EXERCISE OF THE RIGHTS

     Following the issuance of the Right Certificates, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and payment of $60.00 per Right, one one-hundredth of a Preferred Share. In the event that the Company does not have sufficient Preferred Shares available for all the Rights to be exercised, the Company may instead substitute cash, assets or other securities for the Preferred Shares for which the Rights would have been exercisable under this provision or as described below.

RIGHT TO BUY COMPANY SHARES

     Unless the Rights are earlier redeemed, in the event that an Acquiring Person (as defined) becomes the beneficial owner of 20% or more of the Common Shares then outstanding, then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which are null and void) will thereafter have the right to receive, upon exercise, in the discretion of the Board of Directors, Preferred Shares, Common Shares, cash or other assets having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event described above until such time as the Rights are no longer redeemable by the Company as set forth below.


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RIGHT TO BUY ACQUIRING COMPANY STOCK

     Similarly, unless the Rights are earlier redeemed, in the event that, after the first date of public announcement that an Acquiring Person has become such,
(i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which are null and void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Company-Approved Transaction).

COMPANY-APPROVED TRANSACTION

     A Company-Approved Transaction means a transaction occurring after the Record Date and approved in advance in writing by a majority of Disinterested Directors (as defined below) of the Company's Board of Directors. A "Disinterested Director" is a member of the Board of Directors of the Company who is not an officer or employee of the Company or any of its subsidiaries and who is not an Acquiring Person or affiliated or associated with an Acquiring Person. Where the Board of Directors has determined that a transaction constitutes a Company-Approved Transaction, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

EXCHANGE PROVISION

     At any time after the issuance of Right Certificates, the Board of Directors may exchange the Rights (other than Rights owned by the Acquiring Person which are null and void), in whole or in part, at an exchange ratio of one Common Share per Right, subject to adjustment.

REDEMPTION

     At any time prior to the earlier of (i) written notice by the Company to the Rights Agent of the Distribution Date, or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 (one-tenth of one cent) per Right.

ADJUSTMENTS

     The Purchase Price payable, the number of Rights, and the number of Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement. No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of the Purchase Price.


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CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

     No fractional portion less than integral multiples of one Common Share or one one-hundredth of a Preferred Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of such securities on the last trading date prior to the date of exercise.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

     The provisions of the Rights Agreement may be rescinded, corrected, changed, supplemented or amended, in whole or in part, and in any respect, by the Board of Directors for so long as the Rights are redeemable without the approval of any stockholder of the Company, whether a holder of Common or Preferred Shares. After the issuance of Right Certificates by the Rights Agent, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to change, delete or supplement any provisions of the Rights Agreement which the Company may deem necessary or desirable and which shall not adversely affect the interests of the holders of the Rights (other than Rights beneficially owned by the Acquiring Person, which are null and void).

RIGHTS AND PREFERENCES OF THE PREFERRED SHARES

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment equal to 100 times the per share amount to be distributed to the holders of the Common Shares. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share.

     Because of the nature of the dividend, liquidation and voting rights of the Preferred Shares, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.


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CERTAIN ANTI-TAKEOVER EFFECTS

     The Rights approved by the Board of Directors are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and the Company's stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board of Directors in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

     The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $0.001 per Right within ten business days (or such later date as may be determined by action of the Board of Directors) after the accumulation of 20% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

     Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

     However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.


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ITEM 2.        EXHIBITS

     3.1 Certificate of Incorporation, as amended and restated (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-37707) filed on October 10,
               1997).

     3.2 Certificate of Designations of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State for Delaware on March 2, 1999.

     4.1 Rights Agreement dated as of March 1, 1999, between Information Advantage, Inc. and Norwest Bank Minnesota, National Association, as Rights Agent, which includes, as exhibits, the Form of Certificate of Designations of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock, the Form of Right Certificate, and the Form of Summary of Rights.

     20.1      Form of Letter to Stockholders of Information Advantage, Inc.

     99.1      Form of Press Release dated March 4, 1999.


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                                      SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: March 3, 1999.                   Information Advantage, Inc.


                                        By:  /s/Larry J. Ford
                                           --------------------------------
                                                Larry J. Ford
                                                Chief Executive Officer














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                                  INDEX TO EXHIBITS


Exhibit
Number         Description
------         ----------------------------------------------------
3.1            Certificate of Incorporation, as amended and restated
               (incorporated by reference to the Company's Registration
               Statement on Form S-1 (File No. 333-37707) filed on October 10,
               1997).

3.2 Certificate of Designations of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock of the Company, as filed with the Secretary of State for Delaware on March 2, 1999.

4.1            Rights Agreement dated as of March 1, 1999, between Information
               Advantage, Inc. and Norwest Bank Minnesota, National Association, as Rights Agent, which includes, as exhibits, the Form of Certificate of Designations of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock, the Form of
               Right Certificate, and the Form of Summary of Rights.

20.1           Form of Letter to Stockholders of Information Advantage, Inc.

99.1           Form of Press Release dated March 4, 1999.







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